

Mail Stop 4546

August 16, 2016

William Hunter
President and Chief Executive Officer
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7

>   **Re: Cardiome Pharma Corp.**
>   **Form 40-F for Fiscal Year Ended December 31, 2015**
>   **Filed March 29, 2016**
>   **File No. 000-29338**

Dear Mr. Hunter:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2015

1.   Based on management's statement on the Q4 2015 Earnings Call concerning the size of BRINAVESS historical revenues, it appears that your other commercial product, AGGRASTAT, accounted for a significant majority of your FY2015 revenues. We note, however, that your Form 40-F disclosures do not quantify the revenues attributable to each of the two products or otherwise address the relative importance of each product to your business and historical operating results. In addition, your results of operations disclosure does not quantify the extent to which the decrease in AGGRASTAT revenues contributed to the 30% reduction in FY2015 revenues relative to the FY2014 period. Accordingly, please tell us the amount of FY2015 revenues attributable to AGGRASTAT and BRINAVESS as well as the amount of the FY2015 AGGRASTAT revenue decrease relative to the FY2014 period. Please also confirm that you will revise future filings, as applicable, to provide these revenue disclosures or explain why you believe these disclosures are not material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance